[redacted]

08004410

File Number 082-02819

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

RECEIVED

2008 AUG 20 A 4:52

13 August 2008

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4134
Direct Fax 44 121 722 4290
Our Ref LMG

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcement was released today:

'Severn Trent Utilities Finance Plc - Publication of Final Terms'

Yours faithfully

pp. **Linda Goodwin**
Company Secretarial Administrator

Encl.

PROCESSED
AUG 21 2008
THOMSON REUTERS

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

SEVERN TRENT UTILITIES FINANCE PLC
8 August 2008

Publication of Final Terms

The following Final Terms are available for viewing:-

Final Terms dated 6 August 2008 relating to the issue by Severn Utilities Finance Plc on 26 April 2007 of JPY1,500,000,000 1.510% fixed rate notes due 26 April May 2012.

These Notes have been issued under Severn Trent Plc's and Severn Trent Utilities Finance Plc's Euro 4,000,000,000 Euro Medium Term Note Programme.

To view the full documents, please paste the following URLs into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/9852A_1-2008-8-8.pdf

For further information, please contact:

Severn Trent Plc
2297 Coventry Road
Birmingham
B26 3PU

www.severntrent.com

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Final Terms and may be addressed to and/or targeted at persons who are residents of particular countries (specified in the base prospectus dated 3 August 2008 (the "**Prospectus**")) only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in the Final Terms and the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "**Securities Act**"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, the Notes may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons, as such terms are defined in Regulation S under the Securities Act. Your right to access this service is conditional upon complying with the above requirement.

END